SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------

                             AMENDMENT NO. 1 TO
                                SCHEDULE 13D
                               (RULE 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         THE COLEMAN COMPANY, INC.
         ----------------------------------------------------------
                              (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
         ----------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                193559 10 1
         ----------------------------------------------------------
                               (CUSIP NUMBER)

                           David C. Fannin, Esq.
          Executive Vice President, General Counsel and Secretary
                            Sunbeam Corporation
                   1615 South Congress Avenue, Suite 200
                        Delray Beach, Florida 33445
                               (561) 243-2100
         ----------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  COPY TO:

                          Richard L. Easton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Rodney Square
                         Wilmington, Delaware 19801
                               (302) 651-3000


                             February 27, 1998
         ----------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

      This Amendment No. 1 amends and supplements the Statement on Schedule 13D dated March 9, 1998 filed by Sunbeam Corporation (the "Statement") relating to the common stock, par value $.01 per share, of The Coleman Company, Inc. Terms used but not defined herein have the meanings ascribed to them in the Statement.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 of the Statement is hereby amended and restated in its entirety to read as follows:

 Exhibit #    Description of Document
 ---------    -----------------------

    1 Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Laser Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc.

    2 Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Camper Acquisition Corp. and The Coleman Company, Inc.

    3 Press Release issued by Sunbeam on March 2, 1998 announcing, among other things, the execution of the Holdings Merger Agreement and the Company Merger Agreement.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 March 11, 1998


                                   SUNBEAM CORPORATION


                                   By:   /s/ David C. Fannin
                                      ---------------------------------
                                      David C. Fannin
                                      Executive Vice President,
                                         General Counsel and Secretary




                               EXHIBIT INDEX


 Exhibit #    Description of Document
 ---------    -----------------------
    1         Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Laser Acquisition Corp., CLN
              Holdings Inc. and Coleman (Parent) Holdings Inc.

    2 Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Camper Acquisition Corp. and The Coleman Company, Inc.

    3 Press Release issued by Sunbeam on March 2, 1998 announcing, among other things, the execution of the Holdings Merger Agreement and the Company Merger Agreement.